Exhibit 21.1

Subsidiaries of New Oriental Energy & Chemical Corp.
as of March 31, 2010

•	Kinfair Holding Limited (“Kinfair”), a wholly owned inactive subsidiary of New Oriental Energy & Chemical Corp. incorporated in Hong Kong.

•	Henan Jinding Chemical Co., Ltd. (“Henan Jinding”), a wholly owned subsidiary of Kinfair incorporated in the People’s Republic of China.

•	Luoshan Jinding Chemicals Co., Ltd., a wholly owned subsidiary of Henan Jinding incorporated in the People’s Republic of China.